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January 22, 2008

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Transdel Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 27, 2007

File No. 333-147930

Dear Mr. Riedler:

Reference is made to the letter dated January 4, 2008 (the “Comment Letter”) addressed to Dr. Juliet Singh, Chief Executive Officer of Transdel Pharmaceuticals, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance to the Securities and Exchange Commission (the “Staff”) regarding Amendment No.1 to the Company’s Registration Statement on Form SB-2 filed by the Company on December 27, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

We note your response to prior comment 2 and your disclosure in footnotes 33 and 35 on page 31 of your registration statement. Since Palladium Capital Advisors and Granite Financial Group, Inc. are each registered broker-dealers who are selling shares that were not received as compensation for underwriting activities, they must be named as underwriters in your registration statement. Please revise these footnotes and page 35 to state that each of these broker dealers is an underwriter. Please revise these footnotes and page 35 to state that each of these broker-dealers is an underwriter.

January 22, 2008

Response:

Please be advised that the Company has removed from registration all shares of common stock that were not received by Palladium Capital Advisors as compensation for acting as a placement agent.

Please be further advised, that the Company has revised the prospectus on page 31 to identify Granite Financial Group, LLC as an underwriter with respect to 14,000 shares of common stock and 3,500 shares of common stock issuable upon the exercise of warrants not received as compensation for acting as a placement agent.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4974.

Sincerely,

/s/ Rick A. Werner
Rick A. Werner